LAM LIANG CORP.
                       Unico House (Unit 12D/1) 12th Floor
                        29/I Soi Langsuan - Plonchit Road
                             Bangkok 10330 Thailand
                                 (661) 612-1601


February 2, 2006

Raj Rajan, Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 3561
Washington, D.C. 20549

RE:  Lam Liang Corp.
     From 8-K filed 1/30/2006
     File Number 333-121127


Dear Mr. Rajan:

In response to your letter of January 31, 2006, I herewith respectfully submit the following responses, keyed to correspond to your enumerated comments:

1. Please see the amended first paragraph of Item 4.01 on page 2 of the Form 8-K/A.

2. Please see the amended second paragraph of Item 4.01 on page 2 of the Form 8-K/A.

3. 1. Please see the amended first paragraph of Item 4.01 on page 2 of the Form 8-K/A.

3. Please see the updated Exhibit 16 letter from our former accountant, indicating he agrees with the Item 304 disclosures made in this amended Form 8-K/A filing.

Registrant hereby acknowledges that:

- Registrant is responsible for the adequacy and accuracy of the disclosures in this filing;

- staff comments or changes to the disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your kind cooperation and assistance in the review of our filing.

If you have any further questions, please contact the undersigned

Sincerely,
/s/ Dr. Anchana Chayawatana
President & CEO


AC